UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Fortissimo Acquisition Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

34958F107

(CUSIP Number)

Marc Lesnick
Fortissimo Capital Fund GP, L.P.
14 Hamelacha Street, Park Afek, Rosh Ha’ayin, L3 48091
972 (3) 915-7400

copies to: Brian B. Margolis, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
399 Park Avenue, New York, NY 10022
(212) 230-8800

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 17, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34958F107

1.	Names of Reporting Persons.

Fortissimo Capital Fund GP, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of	7. Sole Voting Power 0*
Shares Bene-
ficially by	8. Shared Voting Power 1,233,334* shares of common stock
Owned by Each
Reporting	9. Sole Dispositive Power 0*
Person With
10. Shared Dispositive Power 1,233,334* shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,233,334* shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 21.0%

14.	Type of Reporting Person (See Instructions)
PN

* Calculations are based on 5,868,334 shares of Common Stock outstanding, in accordance with disclosure contained in the Issuer's Quarterly Report on Form 10-QSB filed on November 14, 2007. This Schedule 13D is filed jointly by Fortissimo Capital Fund GP, L.P., Fortissimo Capital Fund (Israel) L.P., Fortissimo Capital Fund (Israel-DP), L.P. and Fortissimo Capital Fund, L.P. (together, the "Fortissimo Entities") acting as a "group" within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 hereto.

CUSIP No. 34958F107

1.	Names of Reporting Persons.

Fortissimo Capital Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of	7. Sole Voting Power 0*
Shares Bene-
ficially by	8. Shared Voting Power 1,233,334* shares of common stock
Owned by Each
Reporting	9. Sole Dispositive Power 0*
Person With
10. Shared Dispositive Power 1,233,334* shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,030* shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*

13.	Percent of Class Represented by Amount in Row (11) 0.8%

14.	Type of Reporting Person (See Instructions)
PN

* Calculations are based on 5,868,334 shares of Common Stock outstanding, in accordance with disclosure contained in the Issuer's Quarterly Report on Form 10-QSB filed on November 14, 2007. This Schedule 13D is filed jointly by the Fortissimo Entities, acting as a "group" within the meaning of Rule 13d-5(b)(1) of the Exchange Act, pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 hereto.

CUSIP No. 34958F107

1.	Names of Reporting Persons.

Fortissimo Capital Fund (Israel) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of	7. Sole Voting Power 0*
Shares Bene-
ficially by	8. Shared Voting Power 1,233,334* shares of common stock
Owned by Each
Reporting	9. Sole Dispositive Power 0*
Person With
10. Shared Dispositive Power 1,233,334* shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,109,631* shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*

13.	Percent of Class Represented by Amount in Row (11) 18.9%

14.	Type of Reporting Person (See Instructions)
PN

* Calculations are based on 5,868,334 shares of Common Stock outstanding, in accordance with disclosure contained in the Issuer's Quarterly Report on Form 10-QSB filed on November 14, 2007. This Schedule 13D is filed jointly by the Fortissimo Entities, acting as a "group" within the meaning of Rule 13d-5(b)(1) of the Exchange Act, pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 hereto.

CUSIP No. 34958F107

1.	Names of Reporting Persons.

Fortissimo Capital Fund (Israel-DP), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of	7. Sole Voting Power 0*
Shares Bene-
ficially by	8. Shared Voting Power 1,233,334* shares of common stock
Owned by Each
Reporting	9. Sole Dispositive Power 0*
Person With
10. Shared Dispositive Power 1,233,334* shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,673* shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions)
PN

* Calculations are based on 5,868,334 shares of Common Stock outstanding, in accordance with disclosure contained in the Issuer's Quarterly Report on Form 10-QSB filed on November 14, 2007. This Schedule 13D is filed jointly by the Fortissimo Entities, acting as a "group" within the meaning of Rule 13d-5(b)(1) of the Exchange Act, pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 hereto.

Item 1.Security and Issuer

This Schedule 13D relates to common stock, $.0001 par value per share (the "Common Stock") of Fortissimo Acquisition Corp (the "Issuer"). The Issuer’s principal executive offices are located at 14 Hamelacha Street, Park Afek, Rosh Ha’ayin, Israel 48091.

Item 2. Identity and Background

This Schedule 13D is being filed by Fortissimo Capital Fund GP, L.P. ("FFC-GP"); Fortissimo Capital Fund (Israel), L.P. ("FFC-Israel"); Fortissimo Capital Fund (Israel-DP), L.P. ("FFC-Israel-DP"); and Fortissimo Capital Fund, L.P. ("FFC Cayman") (FFC-GP, FFC-Israel, FFC-Israel-DP and FFC Cayman are collectively referred to herein as the "Reporting Persons"), with respect to beneficial ownership of the Common Stock of the Issuer.

FFC-GP is a limited partnership organized and existing under the laws of the Cayman Islands and whose principal business is to act as the sole general partner of the other Reporting Persons. Its business address is 14 Hamelacha Street, Park Afek, Rosh Ha'ayin Israel 48091. The general partner of FFC-GP is Fortissimo Capital (GP) Management Ltd., a Cayman Island corporation ("FFC Mgmt"). The business address of FFC Mgmt is Walkers House PO Box 265 GT, Mary Street, George Town, Grand Cayman, Cayman Islands. FFC Mgmt's principal business is to act as the sole general partner of FFC Cayman. The sole shareholder and director of FFC-GP is Yuval Cohen (the "Control Person"). The Control Person's business address is 14 Hamelacha Street, Park Afek, Rosh Haayin Israel 48091 and his principal business activity is managing the investments of each of theReporting Persons.

The principal business of each of FFC-Israel, FFC-Israel-DP and FFC Cayman is investing in public and private technology oriented companies, and their respective business address is 14 Hamelacha Street, Park Afek, Rosh Ha'ayin Israel 48091.

Each of FFC-Israel and FFC-Israel-DP is a limited partnership organized and existing under the laws of the State of Israel. FFC Cayman is a limited partnership organized and existing under the laws of the Cayman Islands.

None of the Reporting Persons or the Control Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

None of the Reporting Persons or the Control Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

Item 3. Source and Amount of Funds or Other Consideration

In December 2005, FFC-GP purchased 950,000 shares of Common Stock for an aggregate of $23,750 in cash. In January 2006, FCF transferred 50,000 of its shares to Yair Seroussi, one of the Issuer’s Special Advisors. On October 17, 2006, FFC-GP purchased 333,334 units, each consisting of one share of Common Stock and two warrants at $6.00 per unit for an aggregate purchase price of $2,000,004. The source of funds for the purchases was cash available for investment held by FFC-Israel, FFC-Israel-DP and FFC Cayman.

Item 4. Purpose of Transaction

All of the shares of Common Stock reported herein were acquired for investment purposes. The reporting persons review on a continuing basis the investment in the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities, the reporting persons may acquire, or cause to be acquired, additional securities of the Issuer, in the open market or otherwise, dispose of, or cause to be disposed, such securities, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of FFC-GP, FFC-Israel, FFC-Israel-DP, FFC Cayman, the Issuer's business, financial condition and operating results, general market and industry conditions or other factors, except that FFC-GP, FFC-Israel, FFC-Israel-DP and FFC Cayman have contractually agreed that it will not sell or transfer its units or the securities underlying the units until after Fortissimo has completed a business combination.

As part of the ongoing evaluation of this investment and investment alternatives, the reporting persons may consider transactions of the type described in subparagraphs (a) through (i) of Item 4 of the Instructions to Schedule 13D and, subject to applicable law, may formulate a plan with respect to such matters. In addition, from time to time, the reporting persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

(a) and (b). Each of the Reporting Person’s allocation is as follows:

Name of Fund	Number of Shares	Percentage Holdings*
Fortissimo Capital Fund GP, L.P.	1,233,334**	21.0%**
Fortissimo Capital Fund (Israel), L.P.	1,109,631	18.9%
Fortissimo Capital Fund (Israel-DP), L.P.	79,673	1.4%
Fortissimo Capital Fund, L.P.	44,030	0.8%

________________
* Calculations are based on 5,868,334 shares of Common Stock outstanding, in accordance with disclosure contained in the Issuer's Quarterly Report on Form 10-QSB filed on November 14, 2007. Each Reporting Person  has shared voting power over 1,233,334 shares of Common Stock and shared dispositive power over 1,233,334  shares of Common Stock. No Reporting Person has sole voting power or sole dispositive power over Common  Stock.

** FFC GP is the beneficial owner of the Common Stock held by each of FFC-Israel, FFC-Israel-DP and FFC  Cayman and thus the number of shares of Common Stock it beneficially owns and its percentage holdings reflects the collective number of shares of Common Stock beneficially owned by each of FFC-Israel, FFC-Israel-DP and FFC Cayman.

    FFC-Israel, FFC-Israel-DP and FFC Cayman invest together, in the framework of parallel private equity funds, which are managed by FFC GP. The pro-rata allocation among such entities is as follows: FFC-Israel - 89.97%; FFC-Israel-DP- 6.46%; and FFC Cayman -3.57%.

    FFC GP, in its capacity of being the sole general partner of FFC-Israel, FFC-Israel-DP and FFC Cayman, controls and manages each of the Reporting Persons. Accordingly, FFC GP is the beneficial owner of the Common Stock held by each of the Reporting Persons. FFC GP, in its capacity as the general partner of each of the Reporting Persons, has the voting and dispositive power over the shares of Common Stock held by each of them. FFC GP may be deemed to be the indirect beneficial owner of the shares of Common Stock directly beneficially owned by the Reporting Persons.

    In addition, FFC GP, FFC-Israel, FFC-Israel-DP and FFC Cayman own an aggregate amount of 666,668 warrants. Each warrant entitles the holder to purchase one share of Common Stock at a price of $5.00 and become exercisable on the later of the Issuer’s completion of a business combination or October 11, 2007. As of the date of this filing, there has been no report of the completion of a business combination; however, the Issuer has filed a preliminary proxy statement with the Securities and Exchange Commission in connection with obtaining shareholder approval for a proposed acquisition, which, if consummated, is intended to meet the conditions to the completion of a business combination described in the prospectus for the Issuer’s initial public offering.

(c) There have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 31, 2006, FFC GP, FFC-Israel, FFC-Israel-DP and FFC Cayman entered into letter agreements with EarlyBirdCapital, Inc., the underwriter of the Issuer’s initial public offering, pursuant to which FFC GP, FFC-Israel, FFC-Israel-DP and FFC Cayman agreed to vote all their initial shares of Common Stock in accordance with the majority of the shares of common stock voted by the Issuer’s public stockholders in connection with the vote required for any business combination. FFC GP, FFC-Israel, FFC-Israel-DP and FFC Cayman also agreed to vote all their initial shares of Common Stock in favor of the Issuer’s decision to liquidate in the event that the Issuer fails to consummate a business combination by October 11, 2008.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 -	Joint Filing Agreement, by and among the Reporting Persons dated February 14, 2008.

Exhibit 2 -
Letter Agreement among the Issuer, EarlyBirdCapital, Inc. and Fortissimo Capital Fund GP, L.P. (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-131417) (the "Form S-1"))

Exhibit 3 -
Letter Agreement among the Issuer, EarlyBirdCapital, Inc. and Fortissimo Capital Fund L.P., Fortissimo Capital Fund (Israel), L.P. and Fortissimo Capital Fund (Israel - DP), L.P. (incorporated herein reference to Exhibit 10.2 to the Form S-1)

Exhibit 4 -	Subscription Agreement between the Issuer and Fortissimo Capital Fund GP, L.P. (incorporated herein by reference to Exhibit 10.15 to the Form S-1)

Exhibit 5 -	Amendment No. 1 to Subscription Agreement (incorporated herein by reference to Exhibit 10.15 to the Form S-1)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

FORTISSIMO CAPITAL GP, L.P.

By its General Partner,
Fortissimo Capital (GP) Management Ltd.

By: /s/ Yuval Cohen

Name: Yuval Cohen
Title: Director

FORTISSIMO CAPITAL FUND (ISRAEL) L.P.

By its General Partner,
Fortissimo Capital GP, L.P.

By its General Partner,
Fortissimo Capital (GP) Management Ltd.

By: /s/ Yuval Cohen

Name:  Yuval Cohen
Title: Director

FORTISSIMO CAPITAL FUND (ISRAEL-DP) L.P.

By its General Partner,
Fortissimo Capital GP, L.P.

By its General Partner,
Fortissimo Capital (GP) Management Ltd.

By: /s/ Yuval Cohen

Name: Yuval Cohen
Title: Director

FORTISSIMO CAPITAL FUND, L.P.

By its General Partner,
Fortissimo Capital GP, L.P.

By its General Partner,
Fortissimo Capital (GP) Management Ltd.

By: /s/ Yuval Cohen

Name:  Yuval Cohen
Title: Director